Chapman and Cutler LLP                            111 West Monroe Street
                                                  Chicago, Illinois  60603

                         April 20, 2012

Mr. Vincent DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     Re:                    FT 3480
             Dow(R) Target 10 May '12 - Term 6/7/13
              Target Focus 4 May '12 - Term 8/9/13
               Target Triad May '12 - Term 8/9/13
                Target VIP May '12 - Term 8/9/13
                       File No. 333-179895

Dear Mr. DiStefano:

      This letter is in response to the comments that you raised during our telephone conversation on April 18, 2012 regarding the amended registration statement on Form S-6 for FT 3480, as filed on March 16, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Dow Target 10 May '12 - Term 6/7/13; Target Focus 4 May '12 - Term 8/9/13; Target Triad May '12 - Term 8/9/13; and Target VIP May '12 - Term 8/9/13 (the "Trusts"). This letter serves to respond to your comments.

     1. For each of the security selection strategies described in the "Portfolios" section on pages 26-32 of the prospectus, please clearly and consistently identify the date on which the securities are selected. Please use uniform phrasing in each instance.

     Response: In Step 1 of each security selection strategy, the disclosure will uniformly state that portfolio securities are selected as of a specific number of business days before the date of the prospectus.


      2. For each of the selection strategies described in the "Portfolios" section on pages 26-32 of the prospectus, please add disclosure that describes how securities are selected in the event that more than one security qualifies for the last slot in a Trust's portfolio.

      Response: Disclosure has been added where appropriate that describes how a strategy selects securities in the event of a tie. A tie-breaker is not used for The Dow Target 10 Strategy, The Dow Dividend and Repurchase Target 5 Strategy, the European Target 20 Strategy and the Target Small-Cap Strategy because stocks are selected by these strategies based on absolute factor values (i.e., dividend yield or appreciation) that can be calculated to the furthest decimal necessary to determine the final stock selected.


      3. As described in Step 1 of the Value Line Target 25 Strategy on page 27 of the prospectus, the 100 stocks assigned a #1 ranking for Timeliness by Value Line are used as the initial universe of securities for selection. Is Value Line's Timeliness ranking available to the public? Where can these rankings be found?

      Response: The Value Line Timeliness Rankings are compiled and published by Value Line, Inc. and are made available on a subscription basis.


      4. In Step 4 of the Target Growth Strategy on page 28 of the prospectus, please describe how "sustainable growth rate" is calculated. Revise the disclosure as appropriate.

      Response: Sustainable growth rate is equal to return on equity over the trailing 12 months multiplied by (1 - payout ratio), where payout ratio is the trailing 12-months dividends per share divided by trailing 12-months earnings per share. The disclosure has been revised to include a description of this calculation.


     5. The last sentence of the first paragraph under "The Dow Dividend and Repurchase Target 5 Strategy" reads as follows:
"Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus '1'." Please revise this disclosure to clarify what is meant by "minus '1'."

      Response: The referenced sentence has been revised for clarity.


      6.    Please change the title of the "Comparison  of  Total
Return"  table  on  page 36 of the prospectus to  the  following:
"Comparison of Hypothetical Total Return."

      Response: The referenced disclosure has been revised as requested.


      7. The third sentence of footnote (2) under "Notes to Comparison of Total Return" table on page 37 of the prospectus reads as follows: "Hypothetical Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts." What "sales charges and expenses" are reflected in the Hypothetical Strategy figures?

      Response: The sales charges and expenses referenced in this disclosure are those outlined on pages 7 and 8 of the prospectus, under "Fee Table." A cross-reference to this section has been added to the third sentence of footnote (2) under the table.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3017.

                                Very truly yours,

                                Chapman and Cutler LLP


                                By /s/ Brian Free
                                  ----------------
                                     Brian Free


Enclosures